Exhibit 99.1

          Important Information for Publicis Groupe S.A. Stockholders
          -----------------------------------------------------------

The financial interim information filed in this exhibit to Report on Form 6-K has been prepared in accordance with generally accepted accounting principles in France. No discussion of material variations from U.S. generally accepted accounting principles or quantified reconciliations is included.

                              PUBLICIS GROUPE S.A.

        A French Societe Anonyme with a share capital of FRF 338,852,475

                  Headquarters : 133, avenue des Champs Elysees

                            75008 PARIS - France

                 Fiscal year : From January 1 to December 31

         Corporate registration N(degree)542 080 601 RCS PARIS - APE 741J

                            I - FINANCIAL HIGHLIGHTS
                     IN THOUSANDS OF EUROS AND FRENCH FRANCS

                           ---------------------  ----------------------
                            IN EUROS MILLIONS        IN FRF MILLIONS

                           ---------------------  -------------------------
                           ---------------------  -------------------------
                             1ST      1ST             1ST     1ST
                           SEMESTER SEMESTER YEAR   SEMESTER SEMESTER YEAR
                            2000     1999    1999     2000    1999    1999
------------------------------------------------  --------------------------
------------------------------------------------  --------------------------
BILLINGS                    4,569  3,197  6,860     29,971  20,971   45,001
REVENUES                      687    486  1,042      4,506   3,188    6,837
EBITDA (1)                    128     88    187        840     577    1,227
EBIT (2)                      105     72    156        689     472    1,025
NET PROFIT                     68     43     95        446     282      625
GROUP CURRENT NET INCOME       56     40     82        367     262      541
(BEFORE GOODWILL
AMORTIZATION)

CASH FLOWS FROM OPERATIONS     90     65    134        590     426     878
(Current)
------------------------------------------------  --------------------------

------------------------------------------------  --------------------------
FIXED ASSETS                  894    446    436     5,864     2,926    2,861
SHAREHOLDER'S EQUITY          439    364    396     2,880     2,388    2,600
TOTAL ASSETS                2,863  1,936  2,077    18,780    12,699   13,624
------------------------------------------------  --------------------------

                           ---------------------  --------------------------
                                    IN EUROS               IN FRANCS
                           ---------------------  --------------------------
------------------------------------------------  --------------------------
Dividend per share                         1.70                        11.15
Earnings per share (3)        7.2    4.6   10.4      47.2       30.2    68.2
Earnings per share
(excluding extraordinary)(3)  6.2    4.6    9.2      40.7       30.2    60.3
------------------------------------------------  --------------------------

(1) Earnings before interest, taxes, depreciation and amortization.
(2) Earnings before interest, taxes and goodwill amortization.
(3) Earnings per share are calculated before goodwill amortization. The number of shares excludes treasury stock.

                       II - CONSOLIDATED INCOME STATEMENT

                              -------------------------------------------------
                                              IN THOUSAND OF EUROS

                              -------------------------------------------------
                              June 30th, 2000   June 30th, 1999  YEAR 1999
-------------------------------------------------------------------------------
Billings                      4,568,781        3,197,430       6,860,311
Cost of billings             (3,881,357)      (2,711,735)     (5,817,988)
-------------------------------------------------------------------------------
REVENUES                              687,424           485,695       1,042,323

-------------------------------------------------------------------------------
Payroll expenses               (384,442)        (271,034)       (575,547)
Administrative expenses        (177,007)        (128,133)       (274,887)
-------------------------------------------------------------------------------
Total expenses                       (561,449)         (399,167)       (850,434)
-------------------------------------------------------------------------------
Other operating income                  6,319             6,253          12,293
-------------------------------------------------------------------------------
Earnings before
depreciation, interest and
taxes                                 132,294            92,781         204,182
-------------------------------------------------------------------------------
Depreciation                    (22,592)         (15,509)       (31,294)
Provisions for doubtful debts    (1,533)          (1,487)        (4,721)
Others provisions                (3,145)          (3,473)       (11,337)
Financial income (expense),
net                              (3,268)           5,019          9,348
-------------------------------------------------------------------------------
CURRENT NET RESULT                     101,756           77,331         166,178
-------------------------------------------------------------------------------
Exceptional income (loss)          465                80           (638)
Income tax                    (36,317)          (28,440)       (64,653)
Income from companies
accounted for by the equity
method                            1,211              519          1,684
-------------------------------------------------------------------------------
NET INCOME FROM CURRENT
OPERATIONS                               67,115           49,490        102,571

GROUP NET INCOME FROM
CURRENT OPERATIONS
(EXCLUDING MINORITY                      55,605           40,087         82,495
INTERESTS)
===============================================================================
Net extraordinary gain           13,734                0          12,087

Of which : Group share of
net extraordinary gain            9,151                0          10,994

Goodwill amortization           (13,323)         (6,695)         (19,427)

Of which : Group share of
goodwill amortization           (13,153)         (6,579)         (19,040)
-------------------------------------------------------------------------------
TOTAL NET INCOME                         67,526           42,795         95,231

GROUP NET INCOME
(excluding minority
interests)                               51,602           33,508         74,449
-------------------------------------------------------------------------------



                        III - CONSOLIDATED BALANCE SHEET

                             ---------------                                                        ----------------

                              IN THOUSAND                                                            IN THOUSAND OF
                                OF EUROS                                                                  EUROS
----------------------------------------------------------------------------------------------------------------------

                             12/31/99      06/30/2000                                        12/31/99    06/30/2000

   ------------------------   -----------------   ----------------------------------------------   ----------   ------
FIXED ASSETS                 436,198           894,070     CONSOLIDATED SHAREHOLDER'S EQUITY     396,401       439,287
------------                                               ---------------------------------


Gross intangible assets      321,278           755,047     Capital and retained earnings         270,949        330,042
Accumulated amortization on
intangible assets            (64,924)          (91,602)    Group net income                       74,449         51,603
Gross tangible assets         308,117          397,936                                       -----------    -----------
Accumulated depreciation on
gross tangible assets        (185,204)        (226,278)          SHAREHOLDER'S EQUITY            345,398        381,645

INTANGIBLE AND TANGIBLE      ---------     ------------
FIXED ASSETS, NET              379,267          835,103    Minority interest in retained
                                                           earnings                               30,221         41,718

                                                           Minority interest in consolidated
                                                           income                                 20,782         15,924
                                                                                             -----------    -----------
Non-consolidated investments    28,735           30,452
Subsidiaries and affiliates
accounted for by the equity      6,505            6,433           MINORITY INTEREST               51,003         57,642
method
Loans and advances to            6,519            8,067
affiliates
Other long-term investments
(gross)                         17,501           16,380
Loss provisions relating to
long-term investments           (2,329)          (2,365)
                             ----------    -------------
LONG-TERM INVESTMENTS, NET       56,931           58,967
                                                            PROVISIONS FOR CONTINGENCIES AND       70,076        71,883
                                                            --------------------------------
                                                            CHARGES
                                                            -------
CURRENT ASSETS                1,623,034        1,932,637

                                                            CURRENT LIABILITIES                 1,574,958     2,288,370
                                                            -------------------

Inventories and work in
progress                         49,417          110,680
Advances to suppliers            24,433           24,106    Financial debt (other than bank        16,486        70,707
                                                             borrowings)
Trade accounts receivable     1,002,050         1,188,475   Bank borrowings and overdrafts        212,484       578,882
Other debtors                   197,985           247,171   Advances on orders                     61,728        91,584
Cash and cash equivalents       349,149           362,205   Trade accounts payable                869,777     1,089,041
                                                            Other creditors                       414,483       458,156


PREPAID EXPENSES                 17,780            36,041   DEFERRED INCOME & OTHER                35,577        63,208
                                                            LIABILITIES
                                                            ------------------------


                                                            ==================================

TOTAL ASSETS                  2,077,012          2,862,748  TOTAL LIABILITIES AND                2,077,012    2,862,748
                                                            SHAREHOLDER'S EQUITY
-------------------------------------------------------------------------------------------------------------------------

                   IV - CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (in thousands of euros)

 .............................................................................

                                                                   1ST
                                                    1999       SEMESTER 2000
 .............................................................................
I-  CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------

Net income (excluding exceptional gains on
sales of assets)                                     83,144       53,792
Depreciation and amortization                        50,721       35,915
                                              --------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                133,865       89,707

Income from companies accounted for by the
equity method                                        (1,684)      (1,212)
Change in working capital requirement                45,960        4,922
                                              --------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES           178,141       93,417

II- CASH FLOWS FROM INVESTING ACTIVITIES
----------------------------------------

Acquisition of tangible and intangible assets       (66,277)     (83,214)
Disposal of tangible assets                           9,890        2,017
Acquisition of financial assets, net                 (3,161)      (1,048)
Dividends received from companies accounted           1,539        1,275
for by the equity method
Acquisition of subsidiaries                         (54,387)    (352,006)
Disposal of subsidiaries                              3,605       13,734
                                             ---------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES          (108,791)    (419,242)

III- CASH FLOWS FROM FINANCING ACTIVITIES
-----------------------------------------

Dividends paid to shareholders of Publicis SA       (10,650)     (15,290)
Dividends paid to minority shareholders of
subsidiaries                                        (13,712)     (10,755)
Increase in capital                                  13,774          207
Repurchase of own shares                            (57,446)      (7,106)
                                             ---------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES           (68,034)     (32,944)

IV- EFFECT OF THE EXCHANGE RATE CHANGES ON                0        5,427
CASH
------------------------------------------
--------------------------------------------------------------------------------
I + II + III CHANGE IN CONSOLIDATED CASH              1,316     (353,342)
FLOWS
--------------------------------------------------------------------------------


Cash and cash equivalents at beginning of
year                                                 135,349      136,665

Cash and cash equivalents at end of year             136,665     (216,677)
                                              ---------------------------
Change in cash and cash equivalents                    1,316     (353,342)

V - CHANGE IN SHAREHOLDER'S EQUITY AND MINORITY INTERESTS BETWEEN DECEMBER
    31, 1998 AND JUNE 30, 2000.

------------------------------------------------------------------------------
Number of                                                            Minority
shares          in thousands of euros              Total    Group   interests
------------------------------------------------------------------------------

8 978 211   Shareholder's equity at December
            31, 1998 before deduction of
            treasury stock                       303,912   280,034     23,878
            1998 net income                       67,589    47,400     20,189
                                                 ----------------------------


            Theoretical shareholder's equity at
            December 31, 1999 before deduction
            of treasury stock                     371,501   327,434     44,067


            Movements of 1999 (excluding treasury
            stock incidence):
            - Impact of Publicis Communication/
              Publicis SA merger                        -     6,020     (6,020)
   447 785  - Issuance of Publicis SA shares on
              exercise of stock options            13,774    13,774          -
            - Dividends paid by Publicis SA       (10,650)  (10,650)         -
            - Dividends paid by subsidiaries
              to minority shareholders            (13,190)        -    (13,190)
            - Translation adjustment                7,219     5,598      1,621
            - Effect of changes in scope
              and other                             3,229     (514)      3,743


           Shareholder's equity at December
           31, 1999 before net income for
           the year and before                    371,883   341,662      30,221
           deduction of treasury stock
           1999 net income                         95,231    74,449      20,782
---------                                        ------------------------------

9 425 996 Theoretical shareholder's equity at
          June 30, 2000 before deduction of
          treasury stock                          467,114    416,111     51,003


          Movements of 2000 (excluding
          treasury stock incidence):
    3 304   - Issuance of Publicis SA shares
              on exercise of stock options             207       207
           - Dividends paid by Publicis SA         (15,290)  (15,290)
           - Dividends paid by subsidiaries to
             minority shareholders                 (10,756)             (10,756)
           - Translation adjustment                  8,332      7,245      1,087
           - Effect of changes in scope and other      (29)     (413)       384

-------------------------------------------------------------------------------


9 429 300 SHAREHOLDER'S EQUITY AT JUNE 30, 2000
          BEFORE DEDUCTION OF TREASURY STOCK        449,578   407,860    41,718

-------------------------------------------------------------------------------
          Treasury stock :
(106 842)  - existing at December 31, 1998          (13,267)  (13,267)        -
(311 350)  - bought-back during 1999                (57,446)  (57,446)        -
 (17 264)  - bought-back during the first
             semester 2000                           (7,106)   (7,106)        -

-------------------------------------------------------------------------------
          SHAREHOLDER'S EQUITY AT JUNE 30, 2000
8 993 844 BEFORE 1ST SEMESTER NET INCOME AFTER
          DEDUCTION OF TREASURY STOCK               371,759   330,041    41,718

-------------------------------------------------------------------------------

VI - NOTES TO THE FIRST SEMESTER 2000 CONSOLIDATED FINANCIAL STATEMENTS

1 - Accounting principles
-------------------------

The consolidated financial statements were drawn up in application of current French legislation and regulations, and in particular of regulation 99-02 of the "Comite de la reglementation comptable", approved by decree on 22 June 1999, defining the new rules and methods relative to consolidated financial statements applicable as from 1 January 2000, as well as in application of the new recommendation of the "Conseil national de la comptabilite" of March 1999 on interim financial statements, already in force for the financial statements of 30 June 1999.

Application of the new rules did not reveal any divergences with the rules formerly adopted for drawing up the consolidated financial statements of the Publicis Group, with the exception of those concerning the conversion of the financial statements of foreign companies, the impact of which is described below. As from 1 January 2000, the financial statements of foreign companies are converted by applying to their income statement the average rate of the period, corresponding to the average of rates at the end of the month, with the balance sheet continuing to be converted at the closing rate. In application of regulations, the exchange difference on income resulting therefrom is recorded in equity capital.

Given the insignificant effect of this change of method on the financial statements for the previous year (around 2% on the sales figure and net income Group share, both for the first half of 1999 and for the entire year), the financial statements presented in 1999 have not been restated.

2 - Variations in the consolidation scope during the first half of 2000
-----------------------------------------------------------------------

The principal changes are linked to acquisitions made in the United States at the very beginning of the financial year: Frankel, Fallon McElligott, Winner & Associates, DeWitt Media (become Optimedia US).
The contribution of these subsidiaries to the consolidated sales figure and income for the first half of 2000 represents around 17% of the consolidated total, while it represents less than 1% in terms of consolidated net income Group share.

3 - Subsequent Events
---------------------

Announced at the end of June 2000, acquisition of the Saatchi & Saatchi Group through the issuance of new Publicis shares was ratified by the Saatchi & Saatchi General Meeting held last 16 August and by the High Court of Justice in England and Wales on 7 September.
According to the principle of the Scheme of Arrangement, the Saatchi & Saatchi plc shares were cancelled and replaced by the new Publicis shares.
The final parity was 18,252 new Publicis shares for 100 Saatchi & Saatchi shares. The resulting increase in capital amounted FRF 103,092,225, composed of 41,236,890 shares at FRF 2.5 (after division of the par value of the share by ten). The Publicis share has also been listed in the form of ADR's (American Deposit Receipts) on the New York Stock Exchange since 12 September 2000.

Following completion of this increase in capital, the registered capital of the new Group - now Publicis Groupe S.A. - is broken down as follows:

                   ------------------------------------------------------------
                                                             After Saatchi &
                    Before Saatchi &     After Saatchi &         Saatchi
                   Saatchi acquisition Saatchi acquisition   acquisition (1)
                   ------------------------------------------------------------
                                                            Maximum shares to
                                        New shares issued:     be issued :
                                           41,236,890         46,096,133
                   ------------------------------------------------------------
                               % voting            % voting            % voting
                    % interest   rights  % interest  rights  % interest  rights
-------------------------------------------------------------------------------
Elisabeth Badinter      8.24     12.16      5.73      9.19       5.53      8.93
Somarel SA             32.83     48.45     22.84     36.63      22.05     35.61
Putnam                  5.42      4.00      3.78      3.02       3.65      2.94
Treasury stock          5.74         -      3.99         -       3.85         -
Public                 47.77     35.39     33.24     26.76      32.09     26.01
Former Saatchi &
Saatchi
shareholders               -         -     30.42     24.40      32.83     26.51
-------------------------------------------------------------------------------
TOTAL                 100.00    100.00    100.00    100.00     100.00    100.00
-------------------------------------------------------------------------------

(1) calculations were made on the basis of the number of shares issued and to be issued in order to take account of the possible exercise of Saatchi & Saatchi options during the six months starting 7 September 2000.

The financial statements at 30 June 2000 do not take account of this acquisition, which will be included in the consolidated financial statements of the Publicis Group starting 1 September 2000.

4- Financial Highlights by business segment and by geographical zone
--------------------------------------------------------------------


                         ----------   ---------------------------   -----------------------
BY BUSINESS SEGMENT             BILLINGS                     REVENUES
-------------------
IN THOUSANDS OF EUROS ---------------------------------------------------------------------
                      06/30/2000 06/30/1999 12/31/1999  06/30/2000  06/30/1999   12/31/1999
                      ---------------------------------------------------------------------


----------------------
COMMUNICATION          4,300  94%  2,962  92%  6,403 93%    620  89%    426  86%    923  87%
MEDIAS & REGIES          278   6%    240   7%    470  7%     67  10%     58  12%    117  11%
OTHER ACTIVITIES          18   0%     19   1%     37  1%     13   2%     14   3%     27   3%
-------------------------------------------------------------------------------------------
CUMUL                  4,596 100%  3,221 100% 6,910 100%    700 100%    498 100%  1,067 100%
-------------------------------------------------------------------------------------------
Intercompany
transactions             (27)        (24)       (50)        (13)        (12)        (25)
-------------------------------------------------------------------------------------------
TOTAL                  4,569       3,197      6,860         687         486       1,042
-------------------------------------------------------------------------------------------

                      ---------------------------        ----------------------------------
                       NET INCOME GROUP SHARE               NET INCOME  GROUP SHARE
                       before extraordinary gain            after  extraordinary  gain and
                       and goodwill amortization            goodwill amortization
                      ---------------------------------------------------------------------
                      06/30/2000 06/30/1999 12/31/1999 06/30/2000 06/30/1999  12/31/1999
                      ---------------------------------------------------------------------
-------------------------------------------------------------------------------------------
COMMUNICATION           46   82%   33  83%    69   84%    33  63%    27  79%    52  70%
MEDIAS & REGIES          9   16%    6  15%    12   15%    18  35%     6  18%    14  19%
OTHER ACTIVITIE          1    2%    1   3%     1    1%     1   2%     1   3%     8  11%
-------------------------------------------------------------------------------------------
TOTAL                   56  100%   40 100%    82  100%    52 100%    34 100%    74 100%
-------------------------------------------------------------------------------------------

                      ---------------------------------------------------------------------
BY GEOGRAPHICAL ZONE             BILLINGS                     REVENUES
--------------------
IN THOUSANDS OF EUROS ---------------------------------------------------------------------
                      06/30/2000 06/30/1999   12/31/1999  06/30/2000  06/30/1999 12/31/1999
                      ---------------------------------------------------------------------
---------------------
France                   822  18%   755  24%    1,495 22%   162   24%   147  30%   294  28%
EUROPE                 1,424  31% 1,205  38%    2,620 38%   214   31%   186  38%   408  39%
NORTH AMERICA          1,782  39%   844  26%    1,847 27%   239   35%    95  20%   214  21%
REST OF THE WORLD        541  12%   393  12%      898 13%    72   10%    58  12%   126  12%
-------------------------------------------------------------------------------------------
TOTAL                  4,569 100% 3,197 100%   6,860 100%   687  100%   486 100% 1,042 100%
-------------------------------------------------------------------------------------------
                                      -9-


                     ---------------------------        -----------------------------------
                       NET INCOME GROUP SHARE              NET INCOME  GROUP SHARE
                       before extraordinary gain           after  extraordinary  gain  and
                       and goodwill amortization           goodwill amortization
                      ---------------------------------------------------------------------
                      06/30/2000  06/30/1999  12/31/1999   06/30/2000 06/30/1999 12/31/1999
                      ---------------------------------------------------------------------
-------------------------------------------------------------------------------------------
France                    19  34%    15  36%    24  29%      26  50%     13  39%    30  41%
EUROPE                    20  36%    16  40%    36  44%      17  33%     14  42%    29  39%
NORTH AMERICA             15  27%     9  23%    18  22%       9  17%      7  21%    16  22%
REST OF THE WORLD          2   4%     1   1%     4   5%       -   0%     (1) -1%    (1) -1%
-------------------------------------------------------------------------------------------
TOTAL                     56 100%    40 100%    82 100%      52 100%     34 100%    74 100%
-------------------------------------------------------------------------------------------


5 - Comment on the income statement and balance sheet
-----------------------------------------------------

o Impact of recent acquisitions

The sharp increase in the items of the income statement originates partly from acquisitions described in ss. 2 above. Excluding acquisitions, the consolidated sales figure and income increased by 19%, and current income before depreciation of consolidated goodwill increased by 24%.

The main changes in the various items on the balance sheet are also linked to assets acquired as part of business combinations.

o Extraordinary gain

Gains for the first half of 2000 represent the capital gain on the sale of an investment. The extraordinary income for the fiscal year 1999 corresponded to capital gain on assets disposal realised during the second half of the financial year.

6 - Additional information
--------------------------

The Group headcount of Publicis Groupe S.A. went from 10,362 persons on 31 December 1999 to 13,168 persons on 30 June 2000. This increase concerns essentially North America, which records an increase in its payroll of nearly 2,000 persons, more than 1,500 of whom come from newly acquired American subsidiaries.

VII - ACTIVITY REPORT OF THE PUBLICIS GROUP

a) First semester 2000 Results
   ---------------------------

The performances of the Group during the first half of the year reflect the spectacular change in size resulting from the recent acquisitions completed in the United States.

The sales figure for the first half, which amounted to EUR 4.6 billion (FRF 30 billion) as compared with EUR 3.2 billion (FRF 21 billion) at 30 June 1999, an increase of 43%, with slightly more than one-half of this increase being due to the impact of acquisitions.

The beginning of 2000 was marked by several ambitious acquisitions in the United
States:
 - Frankel, a top-ranking agency working in the field of marketing services;
 - Fallon McElligott, a communications group that is particularly well adapted to the age of the new economy;
 - DeWitt Media, a prestigious media agency around which Optimedia USA will be built up;
 - Winner &  Associates,  specialised  in consulting  on company  strategies.
At constant scope and exchange rates, the sales figure increases 15%, showing the dynamism of our internal growth in all of our business lines and all of our geographic zones.

Current consolidated net profit Group share, before amortization of consolidated goodwill, amounts to EUR 55,605,000 as compared with EUR 40,087,000 for the first half of 1999, a rise of 39%, and total current consolidated net income comes to EUR 67,116,000 as compared with EUR 49,490,000 the previous year.

The COMMUNICATION branch, which combines our advertising activities throughout the world, realised a consolidated sales figure of EUR 4.3 billion, up 45% (14% at constant scope and rate), and consolidated net income Group share of EUR 46,080,000 as compared with EUR 33,172,000 the previous year, up 39%.

The MEDIA AND PRODUCTION branch recorded a sales figure of EUR 278 million, an increase of 16%. Total consolidated net income for this branch amounts to EUR 15,114,000 as compared with EUR 10,706,000 during the first half of 1999.

The OTHER ACTIVITIES sector (distribution and miscellaneous) represented a sales figure of EUR 12.8 million, up 5% over the previous year at comparable structure. Net income for this sector is a loss of EUR 560,000 as compared with a loss of EUR 711,000 for the first half of 1999.

b) Prospects for 2000
   ------------------

The highly satisfactory results for the first half of 2000 as well as the sustained level of activity presently observed lead us to be confident for the full year 2000.
We expect before taking the Saatchi & Saatchi operation into consideration, an increase in our revenues of more than 30% as well as a sharp increase in our current income.
Furthermore, we must point out that the Saatchi & Saatchi Group will be consolidated in the Publicis financial statements as of 1 September 2000 by the 'pooling of interest' method under French GAAP.
The new group, named Publicis Groupe S.A., is now the fifth largest advertising group worldwide, established on the five continents and having an overall income of EUR 2.1 billion.

VIII - REPORT BY THE STATUTORY AUDITORS ON THE CONSOLIDATED INTERIM POSITION

In application of the provisions of article 341-1 of the law of 24 July 1966 and of article 297-1 of the decree of 23 March 1967, we present to you our report on:
- limited examination of the consolidated interim financial statements of Publicis Groupe S.A. relative to the period from 1 January 2000 to 30 June 2000, prepared in euros;
- verification of the information provided in the half-yearly report completing these consolidated interim financial statements.

The consolidated interim financial statements have been prepared under the responsibility of your Board of Directors. Our role is to express an opinion on these statements, based on our limited examination.

We conducted our reviews in accordance with the generally accepted auditing standards. These standards necessitate procedures substantially less in scope than an audit in order to confirm that the interim financial statements do not contain significant material misstatements. An examination of this nature does not include all of the procedures performed as part of an audit, but is limited to analytical procedures and to making enquiries of the directors and all other competent persons that we deemed necessary.

On the basis of our limited review, we have not noted any significant misstatements that would call into question the fairness and sincerity of the interim financial statements and the faithful presentation of the result of operations for the period from 1 January 2000 to 30 June 2000 as well as the financial position of the group represented by the consolidated companies at the end of this half year.

Furthermore, we also proceeded with verification of the information in the half-yearly report of activity complementary to the consolidated interim financial statements on which our limited examination was based.

We have no comment on the fairness of the information contained in this half-yearly activity report.

Paris, 15 September 2000


                             The Statutory Auditors

          Pierre Loeper              Cabinet Mazars et Guerard
                             Frederic Allilaire        Jose Marette